                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         THE ELDER-BEERMAN STORES CORP.
                       (Name of Subject Company (Issuer))

                             ELDER ACQUISITION CORP.
                            THE BON-TON STORES, INC.
                      (Names of Filing Persons (Offerors))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    284470101
                      (Cusip Number of Class of Securities)

                               James H. Baireuther
                            The Bon-Ton Stores, Inc.
                             2801 East Market Street
                            York, Pennsylvania 17402
                            Telephone: (717) 757-7660
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                               John M. Coogan, Jr.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                            Telephone: (215) 977-2000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                                    Amount of Filing Fee**
--------------------------------------------------------------------------------
$92,683,656                                               $7,498.11
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*     Estimated for purposes of calculating the amount of filing fee only.
      Transaction value derived by multiplying 11,585,457 (number of shares of common stock of subject company outstanding as of September 15, 2003 (according to the Agreement and Plan of Merger, dated as of September 15, 2003, by and among subject company and the filing persons) by $8.00 (the purchase price per share offered by Offeror).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $7,498.11     Filing Party:  The Bon-Ton Stores, Inc.
                                                        Elder Acquisition Corp.

Form or Registration No.:  Schedule TO   Date Filed:    September 23, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]



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                         AMENDMENT NO. 1 TO SCHEDULE TO

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on September 23, 2003 by The Bon-Ton Stores, Inc., a Pennsylvania corporation ("Parent"), and Elder Acquisition Corp., an Ohio corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the purchase of all of the outstanding shares of common stock (the "Common Stock"), no par value, of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"), and the associated stock purchase rights (together with the Common Stock, the "Shares"), at a price of $8.00 per Share, net to the seller in cash, less any amount required by law to be withheld and paid to governmental entities, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2003, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless otherwise defined herein, capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET

      Item 1 is amended and supplemented by restating in its entirety the twelfth question and answer under "Summary Term Sheet" as follows:

      "UNTIL WHAT TIME CAN I WITHDRAW TENDERED SHARES?

            You can withdraw tendered shares at any time until our offer has expired, and, if we have not by Friday, November 21, 2003, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. You may not, however, withdraw shares tendered during a subsequent offering period, if one is included. See "The Offer - Section 4.""

ITEM 4. TERMS OF THE TRANSACTION

      Item 4 is amended and supplemented as follows:

      (a) The second sentence in the first paragraph under "The Offer - Section
4. Withdrawal Rights" is restated in its entirety as follows:

            "Thereafter, such tenders are irrevocable, except that they may be withdrawn after Friday, November 21, 2003, unless such Shares have been accepted for payment as provided in this Offer to Purchase."

      (b) The following sentences are added as the last sentences to the last paragraph under the subsection "Ohio Control Bid Law" under "The Offer - Section
12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Dissenters' Rights":


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            "On September 29, 2003, Purchaser was advised by the Ohio Division of Securities that the review period for the control bid under the Ohio Control Bid Law had expired without any action being taken to suspend the control bid. Accordingly, the Control Bid Condition has been satisfied."

      (c) Paragraph (viii) under "The Offer - Section 15. Conditions of the Offer" is restated in its entirety as follows:

            "(viii) the Company Board or any committee thereof shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or shall have recommended to the Company's shareholders any alternative proposal or shall have adopted any resolution to effect any of the foregoing that, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance or payment."

      (d) The follow sentence is added as the last sentence to the last paragraph under "The Offer - Section 15. Conditions of the Offer":

            "All conditions to the Offer will be satisfied or waived on or before Purchaser accepts Shares for purchase pursuant to the Offer."


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                                   SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2003

                                              THE BON-TON STORES, INC.

                                              By:  /s/ James H. Baireuther
                                                   _____________________________
                                                   Name:  James H. Baireuther
                                                   Title: Vice Chairman, Chief
                                                          Administrative Officer
                                                          and Chief Financial
                                                          Officer

                                              ELDER ACQUISITION CORP.

                                              By:  /s/ James H. Baireuther
                                                   _____________________________
                                                   Name:  James H. Baireuther
                                                   Title: Vice Chairman, Chief
                                                          Administrative Officer
                                                          and Chief Financial
                                                          Officer


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